UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuers or persons filing (“Filers”):	Hydro One Holdings Limited and Hydro One Limited

B.	(1)	This is [check one]

	☒	an original filing for the Filers

	☐	an amended filing for the Filers

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Names of Registrants:	Hydro One Holdings Limited and Hydro One Limited

	Form Type:	Form F-10

	File Number (if known):	333-251240

	Filed by:	Hydro One Holdings Limited and Hydro One Limited

	Date Filed (if filed concurrently, so indicate):	December 9, 2020 (filed concurrently with Form F-10)

D.	Each Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at

483 Bay Street, South Tower, 8th Floor Toronto, Ontario M5G 2P5 Canada (416) 345-1366

E.	Each Filer designates and appoints C T Corporation System (“Agent”) located at

C T Corporation System 28 Liberty Street, New York, New York 10005 (212) 894-8940

as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-10 on December 9, 2020, or any purchases or sales of such securities in connection therewith. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if such Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act. Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

[Signature page follows]

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada this 9th day of December, 2020.

HYDRO ONE HOLDINGS LIMITED		HYDRO ONE LIMITED

/s/ Mark Poweska		By:	/s/ Mark Poweska
Name:	Mark Poweska		Name:	Mark Poweska
Title:	President and Chief Executive Officer		Title:	President and Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

C T Corporation System As Agent for Service of Process

By:	/s/ Olga Hinkel
	Name:	Olga Hinkel, Vice President
	Date:	December 9, 2020